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KAYE SCHOLER LLP

                                                   Jennifer C. Kurtis
                                                   212 836-8853
                                                   Fax 212 836-6653
                                                   jkurtis@kayescholer.com

                                                   425 Park Avenue
                                                   New York, New York 10022-3598
                                                   212 836-8000
                                                   Fax 212 836-8689
                                                   www.kayescholer.com


                               September 9, 2005

VIA EDGAR

Pamela A. Long, Esq.
Edward M. Kelly, Esq.
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C.  20549

            Re:   MAAX Holdings, Inc.
                  Registration Statement on Form S-4
                  File No. 333-125251

Dear Ms. Long and Mr. Kelly:

      This letter is submitted on behalf of MAAX Holdings, Inc. (the "Company") at the request of Mr. Kelly pursuant to a telephone conversation he and I had today in respect of certain disclosure set forth in the Company's Registration Statement on Form S-4 (File No. 333-125251) (the "Registration Statement").

      As you are aware, the Company has provided preliminary responses to comments issued to it by the Staff of the Securities and Exchange Commission (the "Commission") this week, together with proposed revised disclosure in the Registration Statement. Such revised disclosure included disclosure regarding a potential event of default under MAAX Corporation's senior secured credit facility (the "Credit Facility"). Specifically, the Company disclosed that, prior to the end of its fiscal quarter ended August 31, 2005, MAAX Corporation initiated discussions with its lenders to obtain an amendment under the Credit Facility with respect to the required total leverage ratio set forth therein for the quarter ended August 31, 2005. Due primarily to recent substantial increases in raw material prices, the Company thought it was possible that the required total leverage ratio test would not be satisfied for the quarter ended August 31, 2005, although the Company will not be able to definitively make that determination until its books are closed later this month. In response to comments of the Staff, the Company added proposed additional disclosure to the Registration Statement, including a risk factor and a new "Recent Developments" section, both of which describe the foregoing and the risks associated with the potential event of default.

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KAYE SCHOLER LLP

Pamela A. Long
Edward M. Kelly                       2                        September 9, 2005

      Pursuant to the Registration Rights Agreement the Company entered into in connection with the issuance of its 11.25% Senior Discount Notes due 2012 that are the subject of the Registration Statement (the "Notes"), the Registration Statement was required to have been declared effective by August 5, 2005 in order for the Company to avoid paying additional interest on the Notes. Since the Company failed to meet that deadline, additional interest is now accruing on the Notes, and will continue to accrue until the Company satisfies its obligations under the Registration Rights Agreement. Accordingly, time is of the essence. In order for the exchange offer contemplated by the Registration Statement to be consummated as timely as possible, the exchange offer will have to be launched not later than September 13, 2005. If the exchange offer is not launched by that date, the Company will be required to include in the Registration Statement its quarterly financial information for the quarter ended August 31, 2005 when such financial information is released on or about October 13, 2005. If that were the case, the Company would not be able to launch the exchange offer until sometime after that date, and therefore, additional interest on the Notes would continue to accrue for at least another month.

      The Company expects, based on conversations with the lenders, that MAAX Corporation will obtain the proposed amendment to the Credit Facility on or about September 13, 2005. Due to the time restrictions described above, the Company's hope is that the Registration Statement will be declared effective on September 12, 2005. In that case, the Company will not know whether the amendment will have been obtained prior to the effective date of the Registration Statement and the launch of the exchange offer. The Company believes the proposed additional disclosure included in the Registration Statement will be sufficient to inform investors of the possible contingencies, and, in accordance with my conversation with Mr. Kelly, intends to include additional disclosure in the Registration Statement specifically undertaking to suspend the exchange offer and file a post- effective amendment to the Registration Statement if there is an event of default under the Credit Facility, in the event the amendment is not obtained or otherwise.

      The specific purpose of this letter to obtain your advice with respect to the following. If the Registration Statement is declared effective prior to the date on which the amendment to the Credit Facility is obtained (and includes the proposed disclosure described above), and the amendment to the Credit Facility is subsequently obtained (which is likely to happen the next day), the Company would propose to file a Current Report on Form 8-K pursuant to Item 8.01 thereof ("Other Events") in order to inform investors that the proposed amendment described in the Registration Statement has, in fact, been obtained, and that an event of default will not have occurred. The Company's Current Report on Form 8-K would not be filed pursuant to Item 1.01 thereof ("Entry into a Material Definitive Agreement"), on the theory that the amendment is not an "amendment of a material agreement that is material to the registrant" as described in Item
1.01 of Form 8-K. The amendment would merely effectively waive one of many covenants set forth in the Credit Facility for the quarter ended August 31, 2005 only, and would preclude an event of default. Accordingly, the Company does not believe an Item 1.01 Form 8-K filing is necessary or appropriate. However, because, in this situation, the Company would be filing a Form 8-K within days


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KAYE SCHOLER LLP

Pamela A. Long
Edward M. Kelly                       3                        September 9, 2005

of the Registration Statement having been declared effective, our concern is that the Commission may take the position that the amendment to the Credit Facility would be required to be filed as an exhibit to the Registration Statement, and that a post-effective amendment to the Registration Statement would required to be filed. In such case, the Company would be required to suspend the exchange offer, which could then not be re-launched until such time as the quarterly financial information for the quarter ended August 31, 2005 could be included, and additional interest on the Notes would therefore continue to accrue. The Company is comfortable with its analysis that, based on the applicable facts and circumstances, the amendment to the Credit Facility is not an amendment that would be required to be filed with an Item 1.01 Form 8-K. However, even if that were the case, the Company would not be required to actually file the amendment as an exhibit to an 8-K, but rather, the amendment would be required to be filed the Company's Quarterly Report on Form 10-Q for the quarter ending November 30, 2005.

      Based on the foregoing, and due to the time constraints described above and the desire to reduce the Company's obligation to pay additional interest on the Notes, we would very much appreciate your concurrence that, if the Registration Statement is declared effective prior to amendment being obtained, and the amendment is thereafter obtained during the period in which the exchange offer is open, the Company will not be required to file the amendment as an exhibit to the Registration Statement.

      Please feel free to contact me with any questions you may have.

                                          Sincerely,

                                          /s/ Jennifer C. Kurtis
                                          Jennifer C. Kurtis

cc:   Denis Aubin

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